Exhibit 99.1

1. Each restricted stock unit (“RSU”) represents a contingent right to receive one share of Class A common stock of Arlington Asset Investment Corp. (the “Company”).

2. Represents pro rata annual grant of RSUs pursuant to the Company’s 2014 Long-Term Incentive Plan (the “2014 Plan”) in connection with the reporting person’s service as a non-employee director of the Company. The RSUs vest immediately on the award grant date. Vested RSUs are converted into shares of Class A common stock on a one-for-one basis, with any fractional shares being settled in cash, upon the later of the reporting person’s separation from service on the board of directors or the first anniversary of the grant date (the “Settlement Date”). If a change in control occurs before the Settlement Date, the settlement will occur on the control change date.

The reporting person does not have voting rights with respect to, but receives dividend equivalent payments on, outstanding RSUs.

3. Represents: (i) 800 RSUs granted on March 1, 2015 pursuant to the 2014 Plan, which vested on March 1, 2015 and (ii) 3,875 RSUs granted on June 10, 2015 pursuant to the 2014 Plan, which vested on June 10, 2015.